Exhibit 99.38

Addendum to 2018 Notice of annual general meeting and proxy form

29 March 2018

In accordance with ASX Listing Rule 3.17, on 14 March 2018 Rio Tinto Limited released to the Australian Securities Exchange a copy of the Addendum to 2018 Notice of annual general meeting and 2018 Rio Tinto Limited proxy form to be distributed to Rio Tinto Limited’s shareholders in respect of the 2018 annual general meeting.

A copy of the Addendum to 2018 Notice of annual general meeting and the 2018 Rio Tinto Limited proxy form can be accessed at www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404